Certificate of Incorporation
REYNOLDS GROUP HOLDINGS LIMITED 1812226
NZBN: 9429034133231
This is to certify that RANK GROUP HOLDINGS LIMITED was incorporated under the Companies Act 1993 on the 30th day of May 2006 and changed its name to REYNOLDS GROUP HOLDINGS LIMITED on the 22nd day of September 2009.

Registrar of Companies 16th day of January 2018

For further details relating to this company check http://app.companiesoffice.govt.nz/co/1812226 Certificate generated 16 January 2018 02:27 PM NZDT